Exhibit 99.1

Blue Hat Interactive Entertainment Technology Announces the Closing of a

Registered Direct Offering of $5.66 Million

Xiamen, China – May 10, 2021 – Blue Hat Interactive Entertainment Technology (NASDAQ: BHAT), a leading producer, developer and operator of augmented reality interactive entertainment games, toys and educational materials in China, today announced that it has closed a registered direct offering with two institutional investors, for the purchase and sale of 6,290,000 of its ordinary shares at a price of $0.90 per share, resulting in total gross proceeds of approximately $5.66 million, before deducting the placement agent’s fees and other estimated offering expenses. The Company also issued to the investors unregistered warrants to purchase up to 4,088,500 ordinary shares in a concurrent private placement. The warrants have an exercise price of $1.12 per share, will be exercisable immediately and will expire three years following the date of issuance. The Company has 53,417,200 ordinary shares outstanding after the closing.

The net proceeds of approximately $5.23 million from this offering will be used for working capital and other general corporate purposes.

FT Global Capital, Inc. acted as the exclusive placement agent for the transaction.

Pryor Cashman LLP acted as counsel to the Company and Schiff Hardin LLP acted as counsel to the Placement Agent in connection with the placement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Investor Relations:

The Equity Group Inc. In China

Adam Prior, Senior Vice President Lucy Ma, Associate

(212) 836-9606 +86 10 5661 7012

aprior@equityny.com lma@equityny.com